SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

The Men's Wearhouse, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

587118100
(CUSIP Number)

Marc Weingarten Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022 (212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 15, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 6 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 587118100	SCHEDULE 13D/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Eminence Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,684,200 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,684,200 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,684,200 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14	TYPE OF REPORTING PERSON IA; OO

CUSIP No. 587118100	SCHEDULE 13D/A	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON Eminence GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,282,683 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,282,683 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,282,683 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 587118100	SCHEDULE 13D/A	Page 4 of 6 Pages

1	NAME OF REPORTING PERSON Ricky C. Sandler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,684,200 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,684,200 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,684,200 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 587118100	SCHEDULE 13D/A	Page 5 of 6 Pages

This Amendment No. 1 ("Amendment No. 1") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on November 7, 2013 (the "Original Schedule 13D" and together with this Amendment No. 1, the "Schedule 13D") with respect to the shares of common stock, $0.01 par value (the "Common Stock") of The Men's Wearhouse, Inc., a Texas corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Schedule 13D. This Amendment No. 1 amends Items 4 and 7 as set forth below.

Item 4.	PURPOSE OF TRANSACTION
Item 4 is hereby amended and supplemented by the addition of the following:

The Reporting Persons intend to commence a solicitation of the Issuer's shareholders for agent designations to call a special meeting of the Issuer's shareholders. Pursuant to Texas law, a special meeting may be called by holders of at least 10% of all of the Issuer's Common Stock entitled to vote at the special meeting. The Reporting Persons own 9.8% of the Issuer's Common Stock. If the solicitation is successful, the Reporting Persons intend to call a special meeting of the Issuer's shareholders to vote on, among other things, proposals to amend the Issuer's bylaws (the "Bylaws") to: (i) allow shareholders to amend the Bylaws subject to a majority voting standard (instead of a two-thirds voting standard recently imposed by the Board) and (ii) allow shareholders to remove directors without cause, and elect new directors, at a special meeting of shareholders.

On November 15, 2013, the Reporting Persons issued a press release (the "Press Release") announcing that they had filed a preliminary solicitation statement with the SEC in connection with their solicitation to call a special meeting of the Issuer's shareholders to vote on the Bylaw amendments described above. The foregoing summary of the Press Release is qualified in its entirety by reference to the full text of the Press Release, a copy of which is filed herewith as Exhibit 3.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS
Item 7 is hereby amended and supplemented by the addition of the following:

Exhibit	Description
3	Press Release, dated November 15, 2013.

CUSIP No. 587118100	SCHEDULE 13D/A	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: November 15, 2013

/s/ Ricky C. Sandler
Ricky C. Sandler, individually, and as
Chief Executive Officer of Eminence Capital, LLC,
and as Managing Member of Eminence GP, LLC